Via Facsimile and U.S. Mail
Mail Stop 6010

August 27, 2008

Marc Graboyes
Chief Legal Counsel
Allos Therapeutics, Inc.
11080 CirclePoint Road, Suite 200
Westminster, Colorado 80020

**Re:     Allos Therapeutics**
**Form 10-K for the fiscal year ended December 31, 2007**
**File No. 000-29815**

Dear Mr. Graboyes

  We have completed our review of your Form 10-K and have no further comments at this time.

        Sincerely,

        Jeffery Riedler
        Assistant Director

cc:     James C.T. Linfield, Esq.
   Cooley Godward Kronish LLP
   380 Interlocken Crest, Suite 900
   Broomfield, Colorado 80021-8023